Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in the Registration Statements of Akerna Corp. on Form S-8 (File No. 333-233480 and File No. 333-242480) of our report dated March 31, 2021, with respect to our audits of the consolidated financial statements of Akerna Corp. as of December 31, 2020, June 30, 2020 and 2019, for the transitional six months ended December 31, 2020 and for each of the two years in the period ended June 30, 2020, which report is included in this Transition Report on Form 10-K of for the transition period from July 1, 2020 to December 31, 2020.

Our report on the consolidated financial statements refers to a change in the method of accounting for revenue recognition due to the adoption of ASC 606, Revenue from Contracts with Customers, as amended, effective July 1, 2020, using the modified retrospective approach.

/s/ Marcum LLP

Marcum LLP

Los Angeles, CA

March 31, 2021